Exhibit 99.1

YY Group Holding Limited Projects $20 Million Growth with Acquisition of MediaPlus Venture Group Pte. Ltd.

YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”) is proud to announce the acquisition of MediaPlus Venture Group Pte. Ltd. (“MediaPlus”), a leading digital marketing and web development firm based in Singapore and Malaysia.

This strategic acquisition underscores YY Group’s commitment to leveraging internal synergies and optimizing resources by bringing website development and digital marketing capabilities in-house. With MediaPlus’ expertise, the Company is well-positioned to enhance its digital presence while delivering cost-efficient solutions for its growing global client base.

Image credit: iStock.

Strategic Rationale for the Acquisition

MediaPlus is a trusted name in the digital marketing landscape, renowned for its innovative web design, development, and marketing services. This acquisition aligns with YY Group’s long-term vision of integrating core business functions to optimize efficiency and expand service offerings. By consolidating web and digital marketing under the Group’s umbrella, YY Group aims to:

●	Streamline Operations: Centralize website and digital marketing services to achieve greater operational efficiency.

●	Reduce External Dependencies: Reduce reliance on external vendors, resulting in cost savings and improved resource allocation.

●	Expand Digital Marketing Services: Build on MediaPlus’ expertise to offer expanded digital marketing solutions to YY Group’s international clientele.

A Vision for Growth and Innovation

MediaPlus has established itself as a reliable partner for businesses seeking cutting-edge digital solutions. With a strong focus on creativity and technology, the company offers services ranging from custom web development to performance-driven marketing campaigns. Integrating MediaPlus’ capabilities with YY Group’s existing operations opens the door to numerous opportunities, including:

●	Enhancing YY Group’s global reach by tapping into MediaPlus’ proven track record with international clients.

●	Strengthening the Group’s portfolio of services by offering tailored digital marketing solutions to meet diverse client needs.

●	Driving innovation by incorporating MediaPlus’ technological expertise into future projects.

The Company anticipates that this strategic acquisition will drive a revenue growth of US$20 million over the next three years. This growth will be further supported by YY Group’s concurrent expansion into new markets with its manpower outsourcing business, demonstrating the Group’s commitment to sustained development and diversification.

Leadership and Integration

As part of this acquisition, YY Group will integrate MediaPlus’ team of seasoned professionals into its operations, further enriching the Group’s talent pool. The collaboration will ensure a seamless transition while maintaining MediaPlus’ commitment to delivering excellence in every project.

Commenting on the acquisition, Mike Fu, CEO of YY Group Holding Limited, said: “This is a significant milestone in YY Group’s journey towards becoming a leader in digital transformation. By bringing MediaPlus into our family, we are not only optimizing our operations but also positioning ourselves to deliver even greater value to our clients. We are excited about the opportunities this acquisition presents and look forward to building a brighter future together.”

Looking Ahead

With this acquisition, YY Group is poised to redefine its approach to digital marketing, ensuring that all services are executed with the highest quality and efficiency. The Company’s enhanced capabilities will empower it to serve clients more effectively, driving growth and innovation across its global operations.

About YY Group Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences.

For more information on the Company, please log on to https://yygroupholding.com/.

About MediaPlus Venture Group Pte Ltd:

MediaPlus Venture Group Pte Ltd is a Singapore-based firm specializing in web design, development, and digital marketing. With a focus on creativity and results, MediaPlus provides businesses with comprehensive solutions to establish and grow their online presence.

Investor Contact:

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com